UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO. )*

GSE Systems, Inc.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

36191X100
(CUSIP Number)

January 2, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.             NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bridgehampton Value Strategies Fund

2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)[x]
     (b)[ ]

3.             SEC USE ONLY

4.             CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.             SOLE VOTING POWER

0

6.             SHARED VOTING POWER

475,600

7.             SOLE DISPOSITIVE POWER

0

8.             SHARED DISPOSITIVE POWER

475,600

9.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

475,600

10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*   [ ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.6%

12.           TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.             NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bridgehampton Monument Fund LLC

2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)[x]
     (b)[ ]

3.              SEC USE ONLY

4.              CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.              SOLE VOTING POWER

0

6.              SHARED VOTING POWER

200,000

7.              SOLE DISPOSITIVE POWER
0

8.              SHARED DISPOSITIVE POWER

200,000

9.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

200,000

10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*   [ ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.1%

12.           TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.             NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bridgehampton Capital Management LLC

2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)[x]
       (b)[ ]

3.            SEC USE ONLY

4.            CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.             SOLE VOTING POWER

0

6.             SHARED VOTING POWER

920,600

7.             SOLE DISPOSITIVE POWER
0

8.             SHARED DISPOSITIVE POWER

920,600

9.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

920,600

10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*   [ ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%

12.           TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.             NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenneth E. Lee

2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.             SEC USE ONLY

4.             CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.             SOLE VOTING POWER

0

6.             SHARED VOTING POWER

920,600

7.             SOLE DISPOSITIVE POWER

0

8.             SHARED DISPOSITIVE POWER

920,600

9.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

920,600

10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*   [ ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%

12.           TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.            NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles D. Morgan

2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)[x]
       (b)[ ]

3.             SEC USE ONLY

4.             CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.             SOLE VOTING POWER

0

6.             SHARED VOTING POWER

245,000

7.             SOLE DISPOSITIVE POWER

0

8.             SHARED DISPOSITIVE POWER

245,000

9.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

245,000

10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*     [ ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.3%

12.           TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of January 2, 2013.

ITEM 1(a).      NAME OF ISSUER:

GSE Systems, Inc. (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1332 Londontown Blvd., Suite 200
Sykesville, Maryland 21784

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are (collectively, the "Reporting Persons"):

●	Bridgehampton Value Strategies Fund (the "Value Strategies Fund").

●	Bridgehampton Monument Fund LLC (the "Monument Fund").

●	Bridgehampton Capital Management LLC ("BCM").

●	Kenneth E. Lee ("Mr. Lee").

●	Charles D. Morgan ("Mr. Morgan").

BCM is the investment advisor of the Value Strategies Fund and the manager of the Monument Fund and of CDMorg Holdings, an account managed by BCM for Mr. Morgan (the "Separately Managed Account").  The Value Strategies Fund is a fund that is part of a series of shares of beneficial interest of the Investment Managers Series Trust, an open-end management investment company organized as a Delaware statutory trust.  The Monument Fund is a private investment fund.  Mr. Lee is the managing member of BCM. Mr. Morgan has joint trading authority with respect to the shares of Common Stock held by the Separately Managed Account.  BCM and Mr. Lee may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Value Strategies Fund, the Monument Fund and the Separately Managed Account.  BCM, Mr. Lee and Mr. Morgan may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Separately Managed Account.

ITEM 2(b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The business address of the Value Strategies Fund, the Monument Fund, BCM and Mr. Lee is 2304 Main Street, Unit B, Bridgehampton, New York 11932.

The business address of Mr. Morgan is 3530 Gillespie Street, Dallas, Texas 75219.

ITEM 2(c).     CITIZENSHIP:

Each of Mr. Lee and Mr. Morgan is a citizen of the United States.

BCM is a limited liability company formed under the laws of the State of New York.

The Monument Fund is a limited liability company formed under the laws of the State of Delaware.

The Value Strategies Fund is part of a series of shares of beneficial interest of the Investment Managers Series Trust, an open-end management investment company organized as a Delaware statutory trust.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

Common Stock, $.01 par value per share (the "Common Stock")

ITEM 2(e).     CUSIP NUMBER:

36191X100

ITEM 3.      IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

If this statement is filed pursuant to Rule 13d-1(c), check this box [x].

ITEM 4.      OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

	(i)	The Value Strategies Fund individually beneficially owns 475,600 shares of Common Stock.

	(ii)	The Monument Fund individually beneficially owns 200,000 shares of Common Stock.

(iii)
BCM, as the investment advisor of the Value Strategies Fund and the manager Monument Fund, may be deemed to beneficially own the 675,600 shares of Common Stock beneficially owned by them, and an additional 245,000 shares of Common Stock held in the Separately Managed Account.

	(iv)	Mr. Lee may be deemed to be the beneficial owner of the 920,600 shares of Common Stock beneficially owned by BCM.

	(v)	Mr. Morgan may be deemed to be the beneficial owner of the 245,000 shares of Common Stock held in the Separately Managed Account.

	(vi)	Collectively, the Reporting Persons beneficially own 920,600 shares of Common Stock.

(b)	Percent of Class:

	(i)	The Value Strategies Fund's individual beneficial ownership of 475,600 shares of Common Stock represents 2.6% of all of the outstanding shares of Common Stock.

	(ii)	The Monument Fund's individual beneficial ownership of 200,000 shares of Common Stock represents 1.1% of all of the outstanding shares of Common Stock.

	(iii)	Each of BCM's and Mr. Lee's beneficial ownership of 920,600 shares of Common Stock represents 5.0% of all of the outstanding shares of Common Stock.

	(iv)	Mr. Morgan's individual beneficial ownership of 245,000 shares of Common Stock represents 1.3% of all of the outstanding shares of Common Stock.

	(v)	Collectively, the Reporting Persons' beneficial ownership of 920,600 shares of Common Stock represents 5.0% of all of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Value Strategies Fund, BCM and Mr. Lee have shared power to vote or direct the vote of the 475,600 shares of Common Stock individually beneficially owned by the Value Strategies Fund.

The Monument Fund, BCM and Mr. Lee have shared power to vote or direct the vote of the 200,000 shares of Common Stock individually beneficially owned by the Monument Fund.

BCM, Mr. Lee and Mr. Morgan have shared power to vote or direct the vote of the 245,000 shares of Common Stock held in the Separately Managed Account.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Value Strategies Fund, BCM and Mr. Lee have shared power to dispose or direct the disposition of the 475,600 shares of Common Stock individually beneficially owned by the Value Strategies Fund.

The Monument Fund, BCM and Mr. Lee have shared power to dispose or direct the disposition of the 200,000 shares of Common Stock individually beneficially owned by the Monument Fund.

BCM, Mr. Lee and Mr. Morgan have shared power to dispose or direct the disposition of the 245,000 shares of Common Stock held in the Separately Managed Account.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit B.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.       CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:     January 14, 2013

BRIDGEHAMPTON VALUE STRATEGIES FUND
Bridgehampton Capital Management LLC, as Investment Advisor

By:           /s/ Kenneth E. Lee
Kenneth E. Lee, Managing Member

BRIDGEHAMPTON MONUMENT FUND LLC
Bridgehampton Capital Management LLC, as Manager

By:           /s/ Kenneth E. Lee
Kenneth E. Lee, Managing Member

BRIDGEHAMPTON CAPITAL MANAGEMENT LLC

By:           /s/ Kenneth E. Lee
Kenneth E. Lee, Managing Member

/s/ Kenneth E. Lee
Kenneth E. Lee

/s/ Charles D. Morgan
Charles D. Morgan

SCHEDULE 13D

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of GSE Systems, Inc. dated as of January 14, 2013 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:     January 14, 2013

BRIDGEHAMPTON MONUMENT FUND LLC
Bridgehampton Capital Management LLC, as Manager

By:           /s/ Kenneth E. Lee
Kenneth E. Lee, Managing Member

BRIDGEHAMPTON CAPITAL MANAGEMENT LLC

By:           /s/ Kenneth E. Lee
Kenneth E. Lee, Managing Member

/s/ Kenneth E. Lee
Kenneth E. Lee

/s/ Charles D. Morgan
Charles D. Morgan

EXHIBIT B

Bridgehampton Value Strategies Fund
Bridgehampton Monument Fund LLC
Bridgehampton Capital Management LLC
Kenneth E. Lee
Charles D. Morgan